                      May 15, 2007

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Michael McTiernan

  Re:
  EnerNOC, Inc.
  Registration Statement on Form S-1
  File No. 333-140632 (the "Registration Statement")

Dear Mr. McTiernan:

        In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the "Act") the undersigned, as representative of the several Underwriters, hereby joins in the request of EnerNOC, Inc. (the "Company") for acceleration of the effective date of the above-referenced Registration Statement to 4 p.m., Eastern Time, on May 17, 2007, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations under the Act, we wish to advise you that we have effected the following distribution of the Company's Preliminary Prospectus dated May 2, 2007, through the date hereof:

  Preliminary Prospectus dated May 2, 2007:

        8000 copies to prospective underwriters, institutional investors, dealers and others

        The undersigned, as representative of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with SEC Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC As Representative of the several Underwriters
By:	CREDIT SUISSE SECURITIES (USA) LLC
By:	/s/ JILL WALLACH Jill Wallach — Director